UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2017

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited

Pursuant to the recommendation of Nomination and Remuneration Committee of the Company, the Board of Directors through resolution passed by circulation dated May 17, 2017 have considered and approved:

1.	Appointment of Mr. Aman Mehta (DIN 00009364) as an Additional Director and Non-Executive Independent Director on the Board of the Company for a fixed term of 3 years effective May 17, 2017 to May 16, 2020 to hold office till the ensuing Annual General Meeting of the Company;

2.	Appointment of Ms. Priya Agarwal (DIN 05162177) as an Additional Director and Non-Executive Director, liable to retire by rotation, on the Board of the Company with effect from May 17, 2017

BRIEF PROFILE OF THE DIRECTORS APPOINTED:

1.	Mr. Aman Mehta (DIN 00009364) is an economics graduate from Delhi University. He has over 39 years’ experience in various positions with the HSBC Group from where he retired in January 2004 as CEO Asia Pacific. Mr. Mehta occupies himself primarily with corporate governance, with Board and advisory roles in a range of Companies and Institutions in India as well as overseas. Formerly, he has been a Supervisory Board member of ING Group NV and a Director of Raffles Holdings, Singapore. He is also a member of the governing board of the Indian School of Business, Hyderabad and a member of the International Advisory Board of Prudential of America;

2.	Ms. Priya Agarwal (DIN 05162177) has done B.Sc. Psychology with Business Management from the University of Warwick in the UK. She had experience in Public Relations with Ogilvy & Mather and in Human Resources with Korn Ferry International, Vedanta Resources and HDFC Bank and in Strategic Planning with Rediffusion Y&R;

DISCLOSURE OF RELATIONSHIPS BETWEEN DIRECTORS

1.	As on May 18, 2017 none of the Directors of the Company are related inter-se in terms of Section 2(77) of the Companies Act, 2013 read with Rule 4 of The Companies (Specification of definition details) Rules, 2014.

We request you to kindly take the above information on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2017

VEDANTA LIMITED

By:	/s/ GR Arun Kumar
Name:	GR Arun Kumar
Title:	Whole Time Director & Chief Financial Officer